SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 20 June 2006
NATIONAL GRID plc
(Registrant’s Name)
1-3 Strand
London
WC2N 5EH
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following is the Annual Review sent to National Grid’s security holders. The Annual Review is also available on our website, at www.nationalgrid.com.

Annual Review 2005/06

nationalgrid
gas
Safety

Reliability

Efficiency

Responsibility

nationalgrid

Annual Review 2005/06 National Grid
Dear shareholder
We are delighted to report a strong financial performance for the year ended 31 March 2006. Adjusted operating profit* is up 3%, with adjusted profit before tax* and adjusted earnings per share* up 11% and 10% respectively. These results reflect our continued commitment to driving our strategy forward together with careful investment in both our assets and the development of our people.
The Group’s operational performance has also been strong and we continue to build on our reputation for world-leading standards of service for reliability in energy delivery. Managing our networks to the highest standards of safety is at the core of everything we do. We continue to improve our safety performance while constantly striving to be world class. As a Group, we also recognise the importance of acting responsibly in all that we do.
Our core skills lie in the design, development, safe operation and maintenance of large and complex networks. We will continue to invest and focus on organic growth in our existing networks while making appropriate acquisitions of network-related businesses that complement our current portfolio. Indeed, the two acquisitions that we are making in the US embody this strategy.
We also appreciate that our success is due to the talented and diverse individuals whom we employ. To secure, grow and retain the very best employees available, we are committed to investing in developing our people’s futures throughout all levels of our organisation.
This is the first year that we are reporting as National Grid plc following shareholder approval of the Group name change for our principal businesses. Our drive and determination, coupled with our substantial investment programmes, emphasise our Group-wide commitment to being the world’s premier network utility by creating value from our existing businesses and identifying new opportunities both at home and abroad.
Sir John Parker                 Roger Urwin
Chairman                           Group Chief Executive

01	Highlights
02	Chairman’s Statement
04	Group Chief Executive’s Review
06	Business Review
06	What we do
08	Where we are
09	Our history
10	Safety
12	Reliability
14	Efficiency
16	Responsibility
18	Board of Directors

20	Summary Operating and Financial Review
22	Summary Corporate Governance
22	Summary Directors’ Remuneration Report
26	Summary Group Income Statement
27	Summary Group Balance Sheet
27	Note to Summary Financial Statement
28	Basis of Preparation and Accounting Policies
28	Independent Auditors’ Statement to the Members of National Grid plc
28	Independent Verifier’s Statement on Corporate Responsibility
29	Shareholder Information

Annual Review 2005/06 National Grid	Highlights	01
Highlights
Financial highlights†
Group revenue
£9,193m
2004/05: £7,382m
up 25%

Adjusted operating profit*
£2,527m
2004/05: £2,443m
up 3%

Operating profit
£2,439m
2004/05: £2,142m
up 14%

Cash generated
from operations
£3,131m
2004/05: £2,911m
up 8%

Ordinary dividends
26.1p
2004/05: 23.7p
up 10%

Adjusted earnings per share*
46.7p
2004/05: 42.3p
up 10%

Earnings per share
42.8p
2004/05: 36.3p
up 18%

Operating highlights
■	We agreed to acquire KeySpan Corporation, a northeastern US gas and electricity distribution company, for $7.3 billion (£4.2 billion) plus assumed debt of approximately $4.5 billion (£2.6 billion).
■	Grain LNG commenced commercial operations in July 2005 and Phase II expansion is under way.
■	Over the last 12 months, a 27% reduction in lost time injuries has been reported across the Group.
■	£200 million London infrastructure tunnel project connecting Hertfordshire to North London completed in September 2005.
■	Proposed acquisition announced of Southern Union Company’s Rhode Island gas distribution business for cash consideration of $498 million (£286 million) and assumed debt of $77 million (£44 million).
■	£2 billion return of value to shareholders – 65 pence per share – made in August 2005.
■	Construction of Basslink complete, with commercial operations having commenced in April 2006.

†	Continuing operations
*	Excludes the impact of exceptional items and remeasurements
Important Notice
This Summary Financial Statement, as extracted from the full Annual Report and Accounts, does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company or the Group as would be provided by the full Annual Report and Accounts.
The Auditors’ Report on the full financial statements for the year ended 31 March 2006 was unqualified and did not contain a statement concerning accounting records or failure to obtain necessary information and explanations.
Shareholders who would like more detailed information may obtain a copy of the full Annual Report and Accounts 2005/06 and request any future full Annual Report and Accounts by contacting Capita Registrars, whose details are on the back cover.
This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. For a description of factors that could affect future results, reference should be made to the full ‘Cautionary Statement’ on the back cover.

02	Chairman’s Statement	Annual Review 2005/06 National Grid
Chairman’s Statement
I would like to thank the Executive team for its strong leadership and all our employees for their individual contributions to our continued success during the past year.
Board
As a Board, we are conscious that we oversee the activities of the business in the interests of all our stakeholders. In order to achieve this, we must ensure that we have the very best people for the task. To ensure this, we carry out a rigorous review of Board performance annually and regularly examine senior management succession very carefully.
Roger Urwin, Group Chief Executive, intends to retire from National Grid at the end of this calendar year. Roger has led National Grid through transformational change and delivered an outstanding track record of success and value creation. It has been my privilege to have worked closely with Roger since the merger of National Grid Group and Lattice Group in 2002. At the Board’s request, Roger agreed to defer his retirement to enable a smooth transition to his successor, ensuring that operating performance momentum is maintained, together with management continuity through this year’s Transmission Price Review.
To find a suitable replacement for Roger, the Non-executive Directors undertook an extensive process of evaluating both internal and external candidates. We are delighted to report that Steve Holliday will succeed Roger and was appointed Deputy Group Chief Executive from the beginning of National Grid’s 2006/07 financial year. Since joining National Grid in 2001, Steve has led the UK transmission and the UK gas distribution businesses to world-leading performance. All the Directors and I are confident of the future of the Group under Steve’s leadership and wish him every success.
This year will also see John Grant stepping down from his Non-executive Directorship.
26.1p
Ordinary dividends
46.7p
Adjusted earnings per share*

*	Excludes the impact of exceptional items and remeasurements
John joined National Grid in November 1995. He has made an outstanding contribution to the Board and our Committees over the past 10 1/2 years. He has also been a major contributor to all our key debates and we shall miss his wisdom and insight.
Governance
The Board of National Grid continues to be committed to the highest standards of corporate governance. It also seeks to ensure that our values and internal processes lead to the effective management of risk and the equitable treatment of all our stakeholders and employees. We recognise the significant benefit of management leadership within a robust governance framework that embodies strong financial control and sound administration.
In a climate where the governance arrangements in large companies are increasingly under scrutiny, the Board has implemented a transparent approach. This is driven by our Framework for Responsible Business, underpinned by a suite of policies, procedures, public position statements and well-defined internal control processes.
Employee engagement
In May 2006, we undertook our second Group-wide employee opinion survey. The first survey was undertaken in July 2004. One initiative that resulted from the previous survey was the promotion of ‘Managers as Communicators’ to enhance dialogue and feedback among the workforce.
Following the 2004 employee opinion survey, the Executive identified a number of areas for improvement. These included improving opportunities for dialogue across the Group, ensuring understanding of strategy amongst employees, managing change better, managing individual performance effectively, demonstrating our values in all

Annual Review 2005/06 National Grid	Chairman’s Statement	03
that we do and continuing to progress our inclusion and diversity policy.
The re-branding programme provided a platform this year to demonstrate our improvement in a number of these areas and to introduce new approaches. Across the Group we have also refined our employee briefing processes and our national employee publications. For the first time this year, we have introduced a Group-wide publication, ‘National Grid World’, to provide employees with a broader view of Group activities.
Community investment
National Grid continues to support its customers and communities through its community investment activities. The areas that we support are closely aligned to our business priorities: Education & Skills, Environment & Energy and Community Development.
Both our US and UK operations have programmes to support domestic consumers who have difficulty with energy payments. In the US, approximately 215,000 National Grid customers are supported through our Low Income Discount Rates, which reduce fuel bills by up to 25%. National Grid also administers grants in the US to allow customers to install energy efficiency measures. Through the Gas Efficiency Programme, which was initiated at the end of 2005, low-income customers are able to receive support from a fund of $5 million. In addition, National Grid in the US sponsors assistance programmes run by charitable organisations to support those who are not able to pay their energy bills.
In the UK, National Grid has supported the fuel poor through its ‘Affordable Warmth Programme’. Since it was established in 1999, the programme has assisted
377,841
The number of homes that National Grid has assisted through its ‘Affordable Warmth Programme’
400
The number of young people securing new futures from National Grid’s ‘Into Work Programme’
The new name for our principal businesses
377,841 homes. One of its key elements is the support for the Warm Zones concept. National Grid currently supports four Warm Zones working with Government and social housing providers and integrating sources of funding to tackle the issue of fuel poverty in a concentrated and systematic manner.
We have also continued to lead on the ‘Young Offender Into Work Programme’. With the involvement now of over 50 FTSE companies, we have seen 400 young people secure a new future with a significant reduction in the re-offending rate.
Dividend
The Board is recommending a final dividend of 26.1p per ordinary share – an increase of 10%. This increase reflects our confidence in the Group’s longer-term prospects based on this year’s good results and our strategic commitment to invest in the growth of our businesses.
Going forward, we continue to target annual increases of 7% to March 2008.
Outlook
Given the opportunities across the Group for capital investment and revenue growth with the continuing drive for cost efficiencies, the Board continues to have full confidence in the Group’s ability to generate future earnings growth. The Group will also continue to maintain its disciplined approach to both organic growth and strategic investment.
Sir John Parker
Chairman

04	Group Chief Executive’s Review	Annual Review 2005/06 National Grid
Group Chief Executive’s Review
Our aim to be the world’s premier network utility, and the delivery of our strategy, are both at the heart of our day-to-day activities.
Strategy
As an infrastructure-based network provider, it is essential that we deliver high standards of service and reliability as well as outperforming our benchmarks and regulatory targets. We need to continue managing our regulatory relationships successfully to benefit both our customers and shareholders. Our disciplined approach to capital management remains paramount.
Progress
Delivering our strategy involves the continued focus on our key strengths of operational excellence, our ability to exceed our efficiency targets and our prudent use of capital. Investment in our current businesses and strategic opportunities are made only where we believe we can create shareholder value.
Our regulatory controls provide significant incentives towards improving operational efficiency by permitting the sharing of the benefits of increased efficiencies between energy users and shareholders. This year we added to National Grid’s impressive cost-efficiency track record when UK gas distribution achieved its cost-efficiency target one year early.
Investment†
Investment in our networks remains a priority for the Group. Total investment reached £2 billion this year, up by one third over last year’s £1.5 billion. We project a further rise to around £2.5 billion per annum over the next five years. Investment is rising across the Group with the largest increases in our UK regulated businesses.
New investment in UK electricity transmission is being driven largely by asset replacement which reflects the age and condition of the network. UK gas transmission investment is also increasing,
£2,527m
Adjusted operating profit*
Adjusted operating profit* by business £m

844	UK electricity and gas transmission
127	US electricity transmission
483	UK gas distribution
364	US electricity and gas distribution
489	US stranded cost recoveries
75	Wireless infrastructure
145	Other activities
but here it is primarily due to new infrastructure required to meet the changing gas supply pattern as the UK becomes a net importer of gas. This includes our largest ever project, connecting the new liquefied natural gas (LNG) terminals currently being built at Milford Haven. This will require investment of more than £750 million over the next two years.
Our disciplined approach to capital management is also reflected in the strategic moves we made during the year. On 1 June 2005, we completed the sales of four of our regional gas distribution networks for a total cash consideration of £5.8 billion. This creates what is in effect a new gas distribution market in the UK. We have retained four of the networks, which together represent the largest of the UK gas distribution businesses. We look forward to setting new levels of efficiency for the benefit of both our customers and shareholders. The network sales led directly to the £2 billion return of value to shareholders, at 65 pence per share, which we made in August. This was one of the largest returns of value ever for a UK company.
This year we also commissioned Phase I of our LNG import terminal at the Isle of Grain in Kent. The facility has the capability to import and process 3.3 million tonnes of LNG per year. Construction of Phase II is now under way, which will triple capacity by the end of 2008. When complete, our total investment will be around £500 million and the facility will have the capacity to import around 13% of the current UK annual gas demand.
In February 2006, we announced the agreed acquisition of KeySpan Corporation, a major US energy delivery company, for $7.3 billion (£4.2 billion) plus assumed debt of approximately $4.5 billion (£2.6 billion).

Annual Review 2005/06 National Grid	Group Chief Executive’s Review	05
It is the largest distributor of natural gas in the northeastern US with approximately 2.6 million customers. In the same month, we announced the acquisition of gas distribution assets from the Southern Union Company for cash consideration of $498 million (£286 million) and assumed debt of $77 million (£44 million).
Both acquisitions have an excellent strategic, operational and geographic fit. They are a natural extension of our business and will expand the Group’s growth platform as well as creating substantial opportunities for new cost savings.
Financial performance†
The Group’s financial performance for 2005/06 has been strong. Adjusted profit before tax* and adjusted earnings per share* were 11% and 10% higher respectively than last year while operating cash flows were more than £3 billion.
The performance of all our individual businesses has been encouraging. UK transmission has entered an investment-led growth phase. During the year, the Group invested £584 million in new electricity and gas infrastructure and a further £265 million replacing assets that were nearing the end of their useful technical life. The increased investment, as well as the write-off of certain assets, led to an increase in depreciation and amortisation. This increase was partially offset by successful capacity auctions resulting in adjusted operating profit* of £844 million compared with £859 million last year. US electricity transmission had another good year with adjusted operating profit* of £127 million.
UK gas distribution results were particularly strong as adjusted operating profit* was up 14% at £483 million compared with £424 million last year. This performance is primarily due to the reduction in operating expenditure (excluding shrinkage), which was down £52 million, as a result of our ‘Way Ahead’ programme. Controllable costs have been cut by 35% in real terms since March 2002.
Adjusted operating profit* for US electricity and gas distribution was down 3% at £364 million, primarily due to timing differences related to pension charges and commodity costs. The majority of these costs will be recovered in future periods. Adjusting for these items, profits were broadly flat, since weather-normalised residential volume growth of 1.7% was offset by higher depreciation and amortisation.
The enlarged Wireless infrastructure business had a strong first full year as a member of the Group. Adjusted operating profit* was £75 million and the business met its £18 million annualised cash synergy target. Growth from broadcast was particularly strong reflecting the successful launch of three new channels. We are expecting double-digit organic operating profit growth over the medium term.
Other activities contributed £145 million to adjusted operating profit*, a decrease of £7 million from 2004/05. National Grid Metering has delivered strong performance, with adjusted operating profit* up £28 million. The business made good progress in driving operational efficiency, which together with growth in our competitive metering business, more than offset a decline in regulated metering revenue. Adjusted operating profit* from National Grid Property at £88 million was £14 million less than last year. National Grid Grain, our new LNG import terminal, contributed £6 million of adjusted operating profit* after coming on line in July.
Safety
Safety is at the centre of everything we do. Over the past 12 months we have maintained an encouraging improvement in our safety performance across the Group. Against these very significant improvements over the past three years, it is all the more tragic that one of our colleagues was overcome by gas and died while re-laying a gas service pipe in our UK gas distribution business.
This very sad incident underlines the fundamental importance of safety in all that we do. It serves as a stark reminder to ensure that we continue to develop and implement ever safer ways of working for the protection of ourselves, our colleagues, our contractors and members of the public.
Outlook
The environment in which National Grid operates is ever more challenging and complex. However, I am confident that we have a strong and clear strategy that underpins everything we do and that will benefit all our stakeholders. Our growth is expected to be driven by new investments, new efficiencies and selected expansion in our current businesses.
You will have seen from Sir John’s statement that I intend to retire at the end of 2006. It has been my privilege to lead National Grid through a series of major changes. Our success is built on the talent, commitment and effort of everyone in National Grid. With that continuing support and his outstanding record leading UK transmission and UK distribution, I am confident that Steve Holliday will lead the Group to new levels of success.
Roger Urwin
Group Chief Executive

06	Business Review What we do	Annual Review 2005/06 National Grid
Business Review
What we do
National Grid is dedicated to becoming the world’s premier network utility. Our core skills are in the management of large and complex networks. Our businesses are primarily concerned with energy delivery and other infrastructure and related services where we can exploit our core skills to create value.
UK electricity and gas transmission

Area of operation
We own and operate the electricity transmission system in England and Wales. This is the high-voltage network that runs across both countries. We operate (but do not own) the electricity transmission system in Scotland. We also own and operate the gas transmission network in Great Britain. This is the high pressure gas pipeline network that runs across the country.

2005/06 highlights
On 1 April 2005, we became responsible for operating the Great Britain electricity transmission system, setting charges and maintaining the charging statements for all transmission users in Great Britain.
The winter of 2005/06 saw demand from the electricity transmission network in England and Wales hit a peak of 53.73 GW (gigawatt). This compares with the previous year’s peak of 53.29 GW.

Size and scope
4,500 miles of overhead line
415 miles of underground cable
337 electricity substations
4,300 miles of high pressure gas pipeline
US electricity transmission

Area of operation
We own and operate an electricity transmission network of approximately 9,000 miles. We are the largest electricity transmission service provider in the northeastern US by reference to the length of our high-voltage transmission line. We also own and operate a 139-mile direct current transmission line that is a key section of an interconnector between New England and Canada.

2005/06 highlights
Capital investment in the replacement, reinforcement and extension of the US electricity transmission networks in 2005/06 was £91 million, compared with £74 million in 2004/05.

Size and scope
8,900 miles of overhead line
94 miles of underground cable
496 substations
UK gas distribution

Area of operation
Our UK gas distribution business comprises almost half of Great Britain’s gas distribution system. This system comprises the gas pipelines that service homes and businesses. Our gas distribution business remains the largest in the country.
We continue to operate the UK national gas emergency number for our networks, the sold networks and other gas transporters.

2005/06 highlights
On 1 June 2005, we successfully completed the sales of four gas distribution networks for £5.8 billion.
We achieved our 35% controllable cost-reduction target one year early.

Size and scope
Distributes 11 million homes and businesses
82,000 miles of gas distribution pipeline

Annual Review 2005/06 National Grid	Business Review What we do	07
US electricity and gas distribution

Area of operation
Our US electricity and gas distribution business serves approximately 3.4 million electricity customers in Massachusetts, New Hampshire, New York and Rhode Island, and around 569,000 gas customers in New York.

2005/06 highlights
We launched the multi-year ‘Reliability Enhancement Programme’ that utilises new information technologies to identify problem areas together with a combination of asset replacement, increased maintenance and inspections, and other actions to improve reliability cost effectively.
The Nantucket Island cable project was completed (at a cost of more than $40 million) to deliver electricity to the island with enhanced capacity and reliability.

Size and scope
72,000 circuit miles of electricity distribution network
8,600 miles of gas pipeline forming the gas distribution network
Wireless infrastructure

Area of operation
In the UK, we are the leading independent provider of network infrastructure, such as towers, to mobile telephone operators and one of two providers of transmission networks to television and radio broadcasters. Our US business provides communications infrastructure and related network services to wireless and fixed network operators in the northeastern US.

2005/06 highlights
During 2005/06, we completed the process of integrating the UK operations of Crown Castle International Corp. that we acquired for £1.1 billion in 2004/05.
In November, we concluded an agreement with the BBC, the UK-based public service broadcaster, to extend the provision of analogue television until 2012, and AM and FM radio until 2013.

Size and scope
5,500 active sites used for mobile communications
750 purpose-built broadcast towers for radio and television broadcasting
Other businesses

National Grid Metering provides regulated gas metering and meter-reading services on behalf of our UK gas distribution business.
OnStream provides gas and electricity metering and meter-reading services to the competitive market.
National Grid Australia provides the 224-mile interconnector linking the electricity network on the island of Tasmania to mainland Australia – the longest such cable in the world.
National Grid Grain is a liquefied natural gas (LNG) import terminal and storage facility constructed and operated in the UK.
National Grid Property is responsible for the management of all our major occupied property in the UK and the management, clean up and disposal of surplus properties.
Fulcrum Connections provides gas connections and associated design services on behalf of gas distribution networks in the UK.
Advantica is a consultancy business providing engineering and software services to enhance safety and performance in the gas, oil, electricity and water sectors.

08	Business Review Where we are	Annual Review 2005/06 National Grid
Where we are
National Grid’s main operations are based in the UK and the US. The maps below show where we operate in each country.

Annual Review 2005/06 National Grid	Business Review Our history	09
Our history
National Grid’s original UK businesses were created by the restructuring of the UK gas industry in 1986 and the UK electricity industry in 1990. We entered the US energy delivery market in 2000 and substantially expanded our UK wireless infrastructure activities in 2004. This is a history of our development.

August 1986	British Gas incorporated as a public limited company

March 1990	Electricity transmission network in England and Wales transferred to National Grid on electricity privatisation (National Grid owned by 12 Regional Electricity Companies)

December 1995	National Grid listed on the London Stock Exchange

February 1997	Centrica demerged from British Gas which was renamed BG

December 1997	Energis demerged from National Grid

December 1999	BG became BG Group

March 2000	New England Electric System acquired by National Grid

April 2000	Eastern Utilities Associates acquired by National Grid

October 2000	Lattice Group demerged from BG Group

January 2002	Niagara Mohawk Power Corporation merged with National Grid’s US operations

October 2002	Merger of National Grid and Lattice Group to form National Grid Transco

August 2004	Acquisition of UK wireless infrastructure network from Crown Castle International Corp.

June 2005	Sales of four UK gas distribution networks

July 2005	Adoption of National Grid as single name for principal businesses

February 2006	Agreements to acquire KeySpan Corporation and Southern Union Company’s gas distribution network in Rhode Island
Our brand promise
Our brand promise defines the way we approach the delivery of all our services in all the communities in which we operate.
Safety
Nothing we do is more important than the safety of our employees, contractors, customers and the general public. A sustainable business must operate to the highest safety standards.
Reliability
Our society depends on the reliable transmission and distribution of electricity and gas. National Grid is focused on the highest levels of reliability, developing our networks and other businesses to meet the changing patterns of supply and demand.
Efficiency
We aim to deliver world-class operational and financial performance, while improving continuously against demanding targets for safety, reliability and customer service.
Responsibility
We are committed to operating our business in a responsible way, having due regard for the impacts we have on society. In all our activities we operate within our Framework for Responsible Business.

10	Business Review Safety	Annual Review 2005/06 National Grid
Safety
“I believe safety is core to the business. We must all recognise the responsibility each one of us has to ensure our own safety, the safety of our colleagues and those who work with us or who are affected by our operations.”
STEVE HOLLIDAY, DEPUTY GROUP CHIEF EXECUTIVE
0800 111 999
Retention of the 0800 number and re-branding
Following the sales of four of our gas distribution networks, we are operating the four remaining networks as one, now known as National Grid Gas. Its operating area is shown on page 8.
We continue to operate the UK national gas emergency number (0800 111 999) for our own network, the sold networks and other gas transporters. During 2005/06, we handled approximately 2.5 million calls to the national gas emergency number.
We again exceeded our targets on safety-related standards of service for our gas distribution network.
More than 97% of ‘uncontrolled’ gas escapes (where the gas leak cannot be stopped by turning the gas supply off at the meter) were attended within one hour. More than 98% of ‘controlled’ gas escapes (where the gas leak can be stopped at the meter) were attended within two hours.

Annual Review 2005/06 National Grid	Business Review Safety	11
Road safety initiative
Our National Grid Property site at Ward Street, Bilston was one of the first to incorporate a road safety initiative as part of the clean up programme. The site is situated close to a residential area and within 500 yards of a primary school. During the 31-week project, 5,800 lorry movements were anticipated with up to 290 per week at the busiest times. The safety initiative included a school assembly briefing about road safety and the dangers of construction sites. To support this, we produced posters, wrote to parents and guardians, produced a driver road safety briefing pack for hauliers, thoroughly briefed the school crossing patrol and worked closely with the local authority. The campaign minimised risk to the public and educated both the local community and our contractors. This initiative is now being replicated at other sites around the UK.
Avoiding overhead electricity cables in the US
In 2005, National Grid launched ‘DangerZone’, a comprehensive public safety awareness campaign in the US. DangerZone consists of multilingual billboard advertising, videos, brochures and posters to alert contractors, construction workers and homeowners to the danger of contacting overhead electrical lines with ladders, scaffolding, vehicles, heavy machinery and equipment. In the first year of DangerZone, contacts with overhead electricity cables were reduced significantly. We will be expanding the campaign this year to include underground safety and the importance of the public calling a freephone number to check on the presence of underground lines and pipes before digging. Additionally, teachers in elementary and secondary schools within National Grid’s US service territory requested and received more than 420,000 student booklets and 4,500 safety videos designed to increase safety awareness among children.
Golden Rules for safety – UK gas and electricity businesses
National Grid’s Golden Rules are a framework to help everyone in the UK gas and electricity businesses to be safe in everything they do. The Rules apply as much to working in offices as they do to working on site.
The Golden Rules are a fundamental building block for ‘Road to Zero’, our five-year programme to reach the target of zero injuries.
The Golden Rules do not introduce new policies and procedures. They reinforce what we should be doing all the time, setting the standards for good safety behaviours and continuing to develop a culture whereby safety becomes second nature. They will also be used to identify areas in which we can make our working practices and behaviours even safer.
Sharing best practice between the UK and US businesses
There is an ongoing programme of exchange of best practice between the US transmission line services and UK transmission line construction and maintenance groups. Phase I was completed when US staff visited the UK, which resulted in the implementation within transmission line services of the double-lanyard fall protection system.
The double-lanyard system ensures enhanced fall protection by allowing at least one lanyard to be securely clipped to the structure at all times while ascending to and descending from heights. The UK transmission groups visited the US in April 2006 to demonstrate various tools, equipment and procedures such as the hook ladder and insulator replacement techniques for possible implementation in the US. These tools and techniques enable workers to perform their transmission construction tasks better, while reducing the potential risk for injury and providing for increased work efficiencies.
Metering
National Grid Metering and OnStream place great importance upon safety performance not only internally but within our service provider network.
During 2005/06, over 6.3 million jobs were completed by the businesses with only two employee lost time injuries and three contractor lost time injuries, both representing over a 40% improvement on 2004/05.
Going forward, both companies will continue to work closely with service providers to identify joint initiatives to improve safety performance further.
27%
Reduction in lost time injuries
Safety will always be at the centre of everything we do. During 2005/06, 117 of our employees received injuries that resulted in them taking time off work, a 27% reduction compared on a like-for-like basis with 2004/05.
The employee lost time injury frequency rate provides a more accurate indicator of year-on-year performance by taking into account the changes in employee numbers that result from acquisitions and disposals. The number of employee lost time injuries per 100,000 hours worked in 2005/06 fell to 0.28, a 24% improvement when compared with the previous year.
There has also been a significant reduction in the number of contractor lost time injuries across the Group, falling from 146 in 2004/05 to 119 in 2005/06, an 18.5% decrease.

12	Business Review Reliability	Annual Review 2005/06 National Grid
Reliability
“The reliability of our operations is borne out by our ability to deliver our services 24 hours a day, 365 days a year.”
MIKE JESANIS, GROUP DIRECTOR
Reliability Enhancement Programme
The US electricity business has launched a five-year programme to address its ageing system and strengthen its infrastructure to reduce the number and duration of outages.
National Grid’s ‘Reliability Enhancement Programme’ utilises data gleaned from geographic information systems and other technologies in which the Company has invested that enable better identification of problem areas and the steps necessary to fix them.
The key focus areas for the next three years include significant increases in vegetation management, improving protection of the system from animal contacts and lightning, and ‘hardening’ of circuits. Hardening improves the ability of a circuit to withstand exposure to the elements through targeted replacement of deteriorated components and equipment.
The Reliability Enhancement Programme also includes ongoing condition assessment of the distribution system as well as increased inspection and maintenance programmes and substation refurbishments, expansions and rebuilds.

Annual Review 2005/06 National Grid	Business Review Reliability	13
Nantucket Island cable project
Located off the Massachusetts coast, the island of Nantucket is a popular travel destination and place to own property that, over the past few years, has seen growth in demand for electricity rise dramatically.
As a result, National Grid has installed a second submarine cable system at a cost of more than $40 million to deliver electricity to the island. Nantucket was previously served by a single 46 kilovolt, 26-mile underground and submarine distribution cable connected to the regional transmission grid on Cape Cod. This cable went into service in late 1996, replacing diesel generating units and ushering in a new era of reliable electric service for customers on the island.
The second cable system consists of a new connection to the regional transmission grid, more than five miles of underground cable on the mainland and the island, and roughly 27 miles of submarine cable that traverse Nantucket Sound at a depth of approximately eight feet below the seabed.
Improvements and upgrades
National Grid has undertaken major expansion projects at its Ward Hill and Wachusett substations in northeastern and central Massachusetts respectively. Both projects, which include the addition of new transmission equipment and upgrades of existing transmission lines, as well as distribution improvements at Ward Hill, will greatly enhance the reliability of New England’s bulk transmission system. They will also improve local service for our customers.
Sharing best practice
UK gas distribution uses, where possible, no-dig pipe-laying techniques to replace old cast iron pipe with new plastic pipe. One of these methods is known as ‘live main insertion’ which enables the replacement of mains under live gas conditions and avoids the need to dig long trenches. Instead, construction crews excavate small sections at two ends of a length of cast iron pipe and insert the plastic replacement pipe into the iron pipe. This avoids the need to interrupt supply to customers and reduces construction costs with significantly less excavation of roads, driveways and gardens. Consequently, this reduces inconvenience to the public and customers from construction work.
This process has been shared and adopted by our colleagues in the US and received the 2005 Technology Project of the Year Award from the Technology Alliance of Central New York.
Last year, UK gas distribution invested £444 million in the reinforcement, extension and replacement of the UK gas distribution network compared with £359 million in 2004/05 (this excludes the investment in the four regional gas distribution networks that were sold on 1 June 2005). Replacement expenditure increased from £239 million in 2004/05 to £295 million in 2005/06 in line with the planned increase in the long-term cast iron mains replacement programme agreed with the Health and Safety Executive. This enabled us to decommission over
1,710 km (1,063 miles) of old gas pipe in 2005/06 compared with 1,458 km (906 miles) in 2004/05.
Ensuring the integrity of Great Britain’s gas transmission network
Operating from a newly established control facility, the Gas National Control Centre (GNCC) is responsible for operating Great Britain’s gas transmission network safely, reliably and efficiently, managing the flow of gas from suppliers to customers. We ensure that all gas entering the gas transmission network meets the appropriate quality standards. We operate the system in accordance with appropriate legislation and the Health and Safety Executive safety case, while facilitating equitable and transparent access to all market participants.
GNCC operates 4,300 miles of high pressure transmission pipeline across Great Britain, facilitating the transportation of around 100 billion cubic metres of gas per year to power stations, industrial and commercial customers and approximately 20 million domestic customers.
Securing an alternative energy source
National Grid Grain owns and operates the liquefied natural gas (LNG) import facility located at the Isle of Grain, in Kent.
Commercial operations commenced on 15 July 2005. As at 31 March 2006, on the instruction of its customer BP/Sonatrach, 19 gas shipments had been received and around 16.1 TWh (terawatt hours) of gas delivered into the gas network. The facility currently has the capacity to import and process 3.3 million tonnes of LNG per year.
The business is incentivised to maintain plant availability and reliability and was available for 99% of the Winter period.

14	Business Review Efficiency	Annual Review 2005/06 National Grid
Efficiency
“I believe we can continue to improve our efficiency and profitability, without compromising the reliability and integrity of our operations, for the benefit of all our stakeholders.”
NICK WINSER, GROUP DIRECTOR
London connection
In September 2005, National Grid completed its £200 million London infrastructure tunnel project that links Elstree in Hertfordshire to St John’s Wood, North London. This 12-mile tunnel houses the longest 400 kilovolt (kV) cross-linked polyethylene (XLPE) cable circuit in Europe. XLPE cable is insulated and cooled without the use of oil and hence is more environmentally friendly than traditional oil-cooled cables.
This project represents a major investment by National Grid to reinforce the transmission system. The new 400 kV circuit will enable us to continue to meet London’s demand for electricity. By constructing a tunnel, most of the works carried out underground were invisible, inaudible at ground level and minimised traffic disruption.
Since works started in March 2000, in addition to the 12-mile tunnel, seven head house buildings and two new 400 kV substations have been constructed at existing National Grid sites at Elstree and St John’s Wood.

Annual Review 2005/06 National Grid	Business Review Efficiency	15
Way Ahead
Following completion of the ‘Way Ahead’ restructuring programme in UK gas distribution, a series of strategic development initiatives has been successfully delivered in support of our aim to be the most efficient UK gas distribution network. Centralisation of many key processes has enabled us to place increased emphasis on safety and efficiency while sharing best practice across the organisation and delivering our office rationalisation programme. Having completed the Way Ahead transformation, we are now concentrating on continuous improvement techniques to refine our existing business processes.
Strategic review of estate management
Throughout the year, we have continued to derive further value from the procurement of property services for the UK businesses. This has been achieved by aggregating our business needs which in turn has enabled us to leverage better value from our supply chain. In addition, we continue to share best practice across the whole portfolio thus enabling us to maximise efficiencies in the delivery and administration of property services, while providing optimal service levels to occupiers.
Work and Asset Management project
Work and Asset Management (WAM) aims to reshape the way the Company manages its electricity transmission system assets in the UK.
WAM is about finding a smarter way of doing things. The changes to business processes supported by WAM and the implementation of new information systems will enable us to be smarter in capital planning, target investment more effectively and gain procurement efficiencies.
MWork rollout – access to data from crew cabs
‘MWork’ is National Grid’s new mobile work management system in the US that automates the way work and work-related information are scheduled, received and reported in the field. MWork enhances the process of dispatching and managing work in the field ultimately to provide better customer service through cost-efficient and consistent work practices throughout National Grid’s US service territory.
All metering services and certain operations field workers and supervisors who use MWork will have computers in their vehicles that provide real-time information online and right at their fingertips to help them serve customers more efficiently and effectively. MWork provides optimised routing assignments and all of the information necessary to perform and report work, including allocating work orders from the Customer Service and Operations systems, real-time work status and job closeouts – all delivered via the wireless computer in vehicles.
National Grid’s UK electricity transmission business uses a similar version of this technology called ‘Office in the Hand’, and our UK gas distribution business uses another version called ‘Quarterback5’.
Automated meter reading
Available to businesses via their gas suppliers, our UK National Grid Metering business is now installing smart meter units for monthly and six-monthly read gas meters. The new technology logs data remotely and uses either SMS text message or GPRS to send the meter reading data to the customer.
Without any disruption to supply, a bolt-on device is connected to the frequency output of the meter and counts the number of pulses as gas passes through it, converts them into a reading and then transmits the data to a digital hub using mobile communications. This accurate information is then forwarded to gas suppliers to provide consumption profiles at regular intervals. Benefits to commercial users include synchronised billing for multiple sites, identification of energy wastage and better management of cost.
Supporting the 2012 Olympics
National Grid is working to assist the successful delivery of the London 2012 Olympic Games and Paralympic Games through a range of activities. We are working with the London Development Agency and the Olympic Delivery Authority, primarily in the undergrounding of the power lines crossing the Olympic Park site in the Lower Lea Valley, to ensure continued security of electricity and gas supplies to the area. National Grid is also one of the two infrastructure providers for the UK digital switchover, due to take place by 2012.
Digital television
National Grid Wireless has a strong position in the growing digital television market. We hold two of the six UK digital terrestrial television licences and provide infrastructure services to all Freeview channels including the BBC and BSkyB.
During the year, the business successfully increased capacity on its multiplexes (used for digital broadcasting) to launch three new channels. This was made possible by taking advantage of improvements in infrastructure technology and maximising the value of scarce digital capacity.
This has allowed viewers of the Freeview service to have a greater variety of channels to choose from.

16	Business Review Responsibility	Annual Review 2005/06 National Grid
Responsibility
“It is important that we promote and maintain our reputation as a company that manages its business in a responsible way and contributes to all the societies in which we operate.”
EDWARD ASTLE, GROUP DIRECTOR
Environmental considerations
As part of National Grid Australia’s environmental approvals for the Basslink Project and our commitment to the environmental integrity of the Gippsland region, Victoria, we took responsibility for 280 hectares of run-down agricultural property to return it to its native state.
In doing this work, National Grid Australia will provide a minimum of 30,000 new large and medium-sized trees to replace the 1,000 native trees removed to build the overhead transmission line. The native trees selected for the project are being grown from seed collected from the nearby Mullundung Forest and nearby regions to ensure they are similar to what would have grown there originally. In the Spring (September to November) of 2005, 90 hectares of derelict agricultural land was replanted with seed and 50 hectares of scrubland was protected to assist in natural regeneration.
The remaining 140 hectares of land will be planted with 40 different species in the Spring of 2006.
Greening Australia has been contracted to National Grid Australia to undertake this work. They have more than 20 years’ experience with replanting and rehabilitation works. National Grid Australia is keen to build good working relationships with farmers and landowners alike.

Annual Review 2005/06 National Grid	Business Review Responsibility	17
Group awarded top grade for apprentice scheme
National Grid has been ranked among the top 10% of UK employers for its engineering apprenticeship scheme. The Company has been awarded Grade 1 – one of the few UK energy organisations to achieve the top mark – for outstanding leadership and management of its scheme by the Adult Learning Inspectorate, the Government body that monitors the standards of industry education and training. The grade recognises National Grid’s standards in a range of areas, including attraction and recruitment, learning plans for apprentices and contractual requirements set out by the Learning and Skills Council.
National Grid’s apprentices are on a three-year scheme and receive practical on- and off-the-job training through our training centre at Eakring. They are trained in emergency and maintenance operations and in a range of electricity and gas roles, from electrical craftsperson to technician.
Inclusion and diversity
‘Women in Networks’ is a network for women in the UK and the US that provides an opportunity to come together for employees who share a common interest in making National Grid a great place to work. Its aim is to allow employees to share and explore some of the issues affecting women in the workplace.
Women in Networks was launched on 29 November 2005 with a live cross-Atlantic link. The UK event took place at the Heritage Motor Museum in Warwick, attended by about 200 people. The US held events at four locations – Buffalo, Albany, Syracuse and Westborough – at the same time for a similar number of people. Deputy Group Chief Executive Steve Holliday launched the UK event and Mike Jesanis, Chief Executive of National Grid in the US, did the same in the US via a link to the four American locations.
Electric and magnetic fields
Electric and magnetic fields (EMFs) can be generated from a wide variety of sources, including our distribution and transmission power lines and wireless infrastructure. National Grid recognises that there is some scientific evidence suggesting that certain adverse health effects are linked to EMFs.
We take these issues very seriously and continually assess the scientific evidence in this area, determine any implications for the way in which we conduct our business, and explain to society what the science is telling us.
In all our operations, as a minimum we comply with EMF regulations, guidelines or practices in force where we operate.
Responding to national emergencies
In the US, National Grid sends crews whenever possible to assist other utilities that have been hit hard by major storms that cause large-scale power outages. In Autumn 2005, National Grid sent crews to Florida in the wake of Hurricane Wilma to help restore power to 1.1 million customers. It marked the fifth time in a 13-month period that National Grid crews were dispatched to Florida and the Gulf Coast.
Nearly 550 National Grid workers logged tens of thousands of hours in those efforts. The Edison Electric Institute recognised National Grid with an Emergency Assistance Award for its contributions following Hurricane Wilma.
Energy delivery and climate change
Our Framework for Responsible Business includes a commitment to make a contribution to minimising climate change. The Board agreed our long-term strategy, mapping out how we will achieve this as well as contributing to the UK Government’s long-term emission reduction targets.
During 2005/06, our direct and indirect emissions of greenhouse gases amounted to some 10.2 million tonnes CO2 equivalent, the same as 2004/05 if the sold networks are excluded.
Compared with our verified baseline, we have already reduced our climate change impact in the UK by 14% – achieving both the Kyoto 12.5% obligation in the UK and what would have been an 8% Kyoto obligation in the US ahead of time.
National Grid continues its leadership in the US in the area of energy efficiency. The Company’s cumulative investment in energy efficiency programmes has topped $1 billion, participating customers having saved $2.1 billion.
Administrative staff retraining in UK gas distribution
Two of our female administrative staff recently took up new roles as emergency gas engineers. They help to provide 24-hour cover for the country’s domestic gas infrastructure and their duties include attending emergency gas leaks reported in people’s homes.
The moves followed the closure of the Bolton office (as part of the rationalisation of office premises under the Way Ahead programme, see page 15) and the centralisation of many administrative roles to Hinckley and Northampton. The two assistants have been equipped with the required personal protection equipment and vehicles and are studying for the required qualification – SNVQ Core Gas Safety.

18	Board of Directors	Annual Review 2005/06 National Grid
Board of Directors

01 Sir John Parker
Chairman
(appointed October 2002) (Age 64) N (ch)
Sir John Parker became Chairman of the Group following the merger of National Grid Group plc and Lattice Group plc. He had been Chairman of Lattice Group plc since its demerger from BG Group plc in 2000. He had previously been a Non-executive Director of BG plc from 1997. Sir John’s career has encompassed the engineering, shipbuilding and defence industries. He is Chairman of the Peninsular & Oriental Steam Navigation Company, a Non-executive Director of Carnival plc and Carnival Corporation, Inc. and Senior Non-executive Director of the Court of the Bank of England. Sir John is a former Chairman of RMC Group plc, a former Chairman and Chief Executive of Harland & Wolff plc and Babcock International Group PLC and a former Non-executive Director of Brambles Industries plc, GKN plc and British Coal Corporation. He is a Fellow of the Royal Academy of Engineering.
02 Roger Urwin
Group Chief Executive
(appointed November 1995) (Age 60) E (ch), F
Roger Urwin became Group Chief Executive in October 2002 following the merger of National Grid Group plc and Lattice Group plc. Prior to the merger he had been appointed Group Chief Executive of National Grid Group plc in April 2001, where he played a key role in establishing the Company’s international strategy and its successful expansion into the US. He joined the Group in 1995, initially as CEO of the Company’s UK transmission business. Previously, Roger was Managing Director and Chief Executive of London Electricity from 1990 to 1995. He is also a Non-executive Director of Utilico Investment Trust plc and a Fellow of the Royal Academy of Engineering. He has announced his intention to retire from National Grid at the end of 2006.
03 Steve Holliday
Deputy Group Chief Executive
(appointed March 2001) (Age 49) E
Steve Holliday joined National Grid Group plc as Group Director, UK and Europe in March 2001. Immediately following the merger of National Grid Group plc and Lattice Group plc in October 2002, he was responsible for the Group’s electricity and gas transmission businesses. He was appointed as Group Director responsible for UK Gas Distribution and Business Services in April 2003. He was formerly an Executive Director of British Borneo Oil and Gas. Previously, he spent 19 years with the Exxon Group, where he held senior positions in the international gas business and managed major operational areas such as refining and shipping. Steve’s international experience includes a four-year spell in the US. He has also developed business opportunities in countries as diverse as China, Australia, Japan, Brazil and the former Soviet Union. He is a Non-executive Director of Marks and Spencer Group plc. Following the announcement of Roger Urwin’s retirement he was appointed Group Chief Executive designate, becoming Deputy Group Chief Executive on 1 April 2006.
04 Steve Lucas
Group Finance Director
(appointed October 2002) (Age 52) E, F
Steve Lucas joined the Board following the merger of National Grid Group plc and Lattice Group plc in October 2002. He had been Executive Director, Finance of Lattice Group plc since its demerger from BG Group plc in 2000. Previously, he was Treasurer of BG Group plc having joined British Gas plc in 1994. A Chartered Accountant, he worked in private practice in the City of London until 1983. He then joined Shell International Petroleum Company, occupying a number of finance management positions and treasury roles, including seven years in Africa and the Far East. Steve is also a Non-executive Director of Compass Group PLC.

Committee membership

A	Audit
E	Executive
F	Finance
N	Nominations
R	Remuneration
R&R	Risk & Responsibility
(ch)	denotes Committee chairman
05 Nick Winser
Group Director
(appointed April 2003) (Age 45) E
Nick Winser joined the Board in April 2003 as Group Director responsible for UK and US Transmission operations. He was previously Chief Operating Officer of US Transmission for National Grid Transco plc. He joined National Grid Company plc in 1993, becoming Director of Engineering in 2001. Prior to this, he had been with Powergen since 1991 as principal negotiator on commercial matters, having joined the Central Electricity Generating Board in 1983 where he served in a variety of technical engineering roles.
06 Mike Jesanis
Group Director
(appointed July 2004) (Age 49) E
Mike Jesanis joined the Board in July 2004, becoming Group Director responsible for US Distribution. He became President of National Grid USA in November 2003, having been its Chief Operating Officer and responsible for day-to-day operations since January 2001. He was Chief Financial Officer of National Grid USA and New England Electric System (NEES) between March 1998 and January 2001, having joined NEES in July 1983. Mike is also Chairman of the Board of Trustees of Becker College (Worcester, Massachusetts) and a member of the Board of Trustees of Clarkson University (Potsdam, New York). He is a Director of the Massachusetts Taxpayers Foundation, Jobs for Massachusetts, Inc. and of the Boston Chamber of Commerce.
07 Edward Astle
Group Director
(appointed September 2001) (Age 52) E
Edward Astle joined the Board as Group Director, Telecommunications in September 2001 and is now Group Director responsible for Non-regulated Business and leads the Group’s Business Development. He was Managing Director of BICC Communications from 1997 to 1999, and between 1989 and 1997 he held a variety of positions with Cable & Wireless. He was Regional Director Europe, CEO of its global networks and marine divisions, and in 1995 joined the Cable & Wireless board as Executive Director Global Businesses.

Annual Review 2005/06 National Grid	Board of Directors	19

08 Ken Harvey
Non-executive Director and
Senior Independent Director
(appointed October 2002) (Age 65)
N, R, R&R
Ken Harvey joined the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in September 2000. He was appointed Senior Independent Director in October 2004. He is Chairman of Pennon Group plc. A Chartered Engineer, Ken is a former Chairman and Chief Executive of Norweb plc, and a former Chairman of Comax Holdings Ltd, The Intercare Group plc and Beaufort International Group plc.
09 John Allan
Non-executive Director
(appointed May 2005) (Age 57)
A, R (ch)
John Allan was appointed to the Board in May 2005. He is a member of the Management Board of Deutsche Post, having been appointed following its acquisition of Exel plc in December 2005 where he had been Chief Executive since September 1994. John started his career in marketing, at Lever Brothers, moving to Bristol-Myers Company Limited and then Fine Fare Limited. He joined BET plc in 1985 and was appointed to the board in 1987. He is a member of the CBI’s Presidents’ Committee, the International Advisory Council of the Singapore Economic Development Board and the University of Edinburgh Campaign Board. John was previously a Non-executive Director of PHS Group plc, Wolseley plc, Hamleys plc and Connell plc.
10 John Grant
Non-executive Director
(appointed November 1995)
(Age 60) A, N, R
John Grant was appointed a Director of the Group in November 1995. He is Chairman of Torotrak plc and Hasgo Group Limited and a Non-executive Director of Corac Group Plc, and The Royal Automobile Club Limited. He was Chief Executive of Ascot Plc from 1997 to 2000 and Finance Director of Lucas Industries plc from 1992 to 1996. He previously held a number of senior executive positions during 25 years with Ford Motor Company. John will retire from National Grid with effect from the close of the 2006 Annual General Meeting.
11 Paul Joskow
Non-executive Director
(appointed March 2000) (Age 58)
F (ch), N
Paul Joskow was appointed a Director of the Group in March 2000 following the acquisition of New England Electric System (NEES). He served as a Director of NEES between 1987 and its acquisition. He is a Professor of Economics and Management at the Massachusetts Institute of Technology (MIT), a Director of the MIT Center for Energy and Environmental Policy Research, a Research Associate of the US National Bureau of Economic Research and a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. Paul is also an independent Trustee of the Putnam Mutual Funds and an independent Non-executive Director of TransCanada.

12 Stephen Pettit
Non-executive Director
(appointed October 2002) (Age 55)
F, R, R&R (ch)
Stephen Pettit was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in 2001. He is a Non-executive Director of National Air Traffic Services, Halma plc and is Chairman of ROK Property Solutions plc. Stephen is also a member of BT plc’s Equality of Access Board. He is a former Executive Director of Cable & Wireless plc. Before joining Cable & Wireless, he was Chief Executive, Petrochemicals at British Petroleum. Stephen was previously a Non-executive Director of KBC Advanced Technologies plc and Norwood Systems Limited.
13 Maria Richter
Non-executive Director
(appointed October 2003) (Age 51)
A, F, R&R
Maria Richter was appointed to the Board in October 2003. Maria worked for Morgan Stanley between 1993 and 2002, most recently as Managing Director of its Corporate Finance Retail Group. Prior to this, she was Managing Director of Investment Banking in the Southern Cone of Latin America, and Executive Director and Head of Independent Power and Structured Finance Business. Previous appointments include Vice President of Independent Power Group for Salomon Brothers, and Vice President of Prudential Capital Corporation and Power Funding Associates. Maria is a Director of Pro Mujer International, an international microfinance organisation, and was, until April 2006, a Director of the Western Electricity Co-ordinating Council.
14 George Rose
Non-executive Director
(appointed October 2002) (Age 54)
A (ch), N, R
George Rose was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in September 2000. He has been Finance Director of BAE Systems plc (formerly British Aerospace plc) since 1998, having joined the company in 1992. He is a member of the shareholder committee of Airbus SAS and is also a Non-executive Director of SAAB AB and a member of the Financial Reporting Review Panel. George is also a former Non-executive Director of Orange plc.
* Helen Mahy
Group Company Secretary
and General Counsel
(appointed October 2002) (Age 45) E
Helen Mahy was appointed as Group Company Secretary following the merger of National Grid Group plc and Lattice Group plc, having been Company Secretary at Lattice Group plc since March 2002. She was additionally appointed as General Counsel from October 2003. Previously, she was Group General Counsel and Company Secretary at Babcock International Group PLC. Helen was appointed a Non-executive Director of Aga Foodservice Group plc in March 2003. She is a barrister, member of the Bar Council and an Associate of the Chartered Insurance Institute.

20	Summary Operating and Financial Review	Annual Review 2005/06 National Grid
Summary Operating and Financial Review
Financial performance

	2006	2005
Years ended 31 March	£m	£m

Group revenue	9,193	7,382
Other operating income	80	70
Operating costs excluding exceptional items and remeasurements	(6,746)	(5,009)

Adjusted operating profit	2,527	2,443
Exceptional items and remeasurements	(88)	(301)

Total operating profit	2,439	2,142
Net finance costs excluding exceptional items and remeasurements	(606)	(706)
Exceptional items and remeasurements	(57)	–
Share of post-tax results of joint ventures	3	3

Profit before taxation	1,779	1,439
Taxation	(562)	(319)

Profit from continuing operations	1,217	1,120
Profit from discontinued operations	2,633	304

Profit for the year	3,850	1,424

The results for 2005/06 have been prepared in accordance with International Financial Reporting Standards (IFRS) for the first time this year, and so the comparative results for 2004/05 are different from the results reported last year under UK GAAP. As permitted, the comparatives were not changed on the adoption of new accounting policies on accounting for financial instruments in accordance with IAS 39 on 1 April 2005.
Revenue, operating costs and operating profit
The movements in the year in revenue and other operating income, operating costs and operating profit can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
	£m	£m	£m

2004/05 results	7,452	(5,310)	2,142
Add back 2004/05 exceptional items and remeasurements	–	301	301

2004/05 adjusted results	7,452	(5,009)	2,443
Exchange on US operations	169	(125)	44

2004/05 constant currency results	7,621	(5,134)	2,487
UK electricity and gas transmission	715	(730)	(15)
US electricity transmission	13	(18)	(5)
UK gas distribution	113	(54)	59
US electricity and gas distribution	488	(516)	(28)
US stranded cost recoveries	84	(81)	3
Wireless infrastructure	114	(81)	33
Other activities	(26)	19	(7)
Sales between businesses	151	(151)	–

2005/06 adjusted results	9,273	(6,746)	2,527
2005/06 exceptional items and remeasurements	–	(88)	(88)

2005/06 results	9,273	(6,834)	2,439

Adjusted operating profit was up £40 million on a constant currency basis. This was driven by favourable results from UK capacity auctions in liquefied natural gas (LNG) storage and the French Interconnector, a continued focus on efficiencies, particularly in UK gas distribution, sustained volume growth in the US and a full-year contribution from the enlarged and growing wireless infrastructure business.
These factors more than offset an increase in depreciation charges in UK electricity and gas transmission, lower system operator incentive profits, also in UK electricity and gas transmission, and the timing of the recovery of certain pass-through costs in the US.
Net operating exceptional charges of £39 million for 2005/06 consisted of £60 million of restructuring costs, primarily cost-reduction programmes in UK gas distribution, and £21 million of gains relating to the disposals of joint venture investments. This compared with charges of £263 million in 2004/05, comprising £121 million in restructuring costs, £41 million in exceptional pension charges in the US and £101 million of increases in environmental provisions.
Operating remeasurements of £49 million (2004/05: £38 million) relate to changes in the value of commodity contracts in the US carried in the balance sheet at fair value arising from movements in energy prices.
Net finance costs
Excluding exceptional items and remeasurements, net finance costs have reduced by £100 million. This was principally as a consequence of lower levels of debt following the gas network sales.
Financial exceptional items and remeasurements comprised £49 million in debt redemption costs and B share issue costs, and net losses on derivative financial instruments and the financial element of commodity contract revaluations of £8 million.
Profit before taxation
The items described above have combined to deliver an 11% improvement in adjusted profit before tax from £1,740 million to £1,924 million and a 24% increase in profit before tax from £1,439 million to £1,779 million.
Taxation
Excluding the effect of net tax credits on exceptional items and remeasurements, the effective tax rate for 2005/06 and 2004/05 was 31% and 25% respectively, compared with a standard UK corporation tax rate of 30% for both years.
Earnings per share from continuing operations
After reflecting the impact of the share consolidation in August 2005, adjusted earnings per share from continuing operations are up 10% from 42.3p to 46.7p.
Earnings per share from continuing operations increased from 36.3p to 42.8p.

Annual Review 2005/06 National Grid	Summary Operating and Financial Review	21
Discontinued operations
Discontinued operations primarily comprise the four regional gas distribution networks we sold on 1 June 2005 and include gains on the sales of £2,605 million.
Discontinued revenues, operating costs before exceptional items and adjusted operating profit from these networks were £168 million, £107 million and £61 million respectively in 2005/06, substantially lower than the respective results for 2004/05 of £1,102 million, £592 million and £510 million, as they relate to a two-month period rather than a full year. In addition, revenue for those two months is proportionally lower due to seasonality. An exceptional charge of £15 million in 2005/06 arose from the payment of a fine relating to one of the sold networks.
Dividends
The proposed total ordinary dividend for 2005/06 amounts to £709 million or 26.1 pence per ordinary share. This represents an increase of 10% over the previous year’s ordinary dividend per share of 23.7 pence (£731 million). The above amounts exclude the return of £2 billion to shareholders through the B share scheme.
The final dividend proposed to shareholders for 2005/06 of 15.9 pence per share, amounting to £433 million, will be reported in the financial statements for the year ending 31 March 2007.
Dividend policy
The Board has confirmed that its dividend policy, which is to aim to increase dividends per ordinary share, expressed in sterling, by 7% nominal in each financial year to 31 March 2008, remains its policy.
Cash flow
Cash generated from continuing operations was £3,131 million in 2005/06 compared with £2,911 million in 2004/05. This includes cash outflows relating to exceptional items of £118 million and £120 million respectively. After reflecting cash flows relating to discontinued operations and tax paid, net cash inflow from operating activities was £2,971 million compared with £3,308 million in 2004/05.
Cash outflows from continuing operations investing activities fell from £2,652 million in 2004/05 to £1,713 million in 2005/06 as 2004/05 included £1,122 million in respect of the acquisition of the UK operations of Crown Castle International Corp. (£1,109 million) and a US telecommunications tower operation (£13 million). Cash flows relating to discontinued operations included £5,750 million of disposal proceeds and £115 million of cash outflows from investing activities, compared with £323 million in 2004/05.
Net cash used in financing activities of £5,712 million in 2005/06 (compared with £325 million in 2004/05) included £1,957 million in respect of the £2 billion return of value to shareholders.
Net debt and gearing
Net debt decreased by £2.7 billion from £13.6 billion at 31 March 2005 to £10.9 billion at 31 March 2006, primarily as a result of debt repayments following the disposals of the four regional gas networks for £5.8 billion, partially offset by the £2 billion return of value to shareholders and an increase of £0.4 billion relating to the adoption of IAS 39 on financial instruments.
Treasury policy
The funding and treasury risk management of the Group is carried out by a central department operating under policies and guidelines approved by the Board. The Finance Committee, a committee of the Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions, the authority for which may be delegated. The Group has a Treasury function that raises all the funding for the Group and manages interest rate and foreign exchange rate risk.
The Group has separate financing programmes for each of the main Group companies. The Finance Committee of the Board and the Finance Committee of the appropriate Group undertaking approve all funding programmes.
The Treasury function is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement. The use of derivative financial instruments is controlled by policy guidelines set by the Board. Derivatives entered into in respect of gas and electricity commodities are used in support of the business’s operational requirements.
Going concern
Having made enquiries, the Directors consider that the Company and the Group have adequate resources to continue in business for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the accounts.
US GAAP
The accounts have been prepared in accordance with IFRS, which differs in certain significant respects from US GAAP.
Net income for 2005/06 under US GAAP was £1,307 million compared with £1,304 million in 2004/05. This compared with the profit for the year under IFRS for 2005/06 and 2004/05 of £3,850 million and £1,424 million respectively.
Equity shareholders’ funds under US GAAP at 31 March 2006 and 31 March 2005 were £9,747 million and £10,591 million respectively, compared with corresponding numbers under IFRS of £3,482 million and £2,111 million.
The principal adjustments from net income and equity shareholders’ funds under IFRS to their equivalents under US GAAP mainly relate to adjustments arising from differences in accounting for regulatory assets in our US operations, the treatment of the business combination with Lattice Group plc as an acquisition instead of as a merger, accounting for pension scheme arrangements, derivative financial instruments and hedge accounting.

22	Summary Corporate Governance and Summary Directors’ Remuneration Report	Annual Review 2005/06 National Grid
Summary Corporate Governance
The Board is committed to good governance. This commitment is based on compliance with the Combined Code and both established and emerging best practice. Documents relating to National Grid’s governance (eg Board Committee terms of reference, codes of conduct and position statements) can be found on the Group website at www.nationalgrid.com/corporate/about+us.
The Board of National Grid currently consists of 14 Directors, comprising the Chairman, six Executive Directors and seven Non-executive Directors (including the Senior Independent Director).
The effectiveness of the Board, the Board Committees and each individual Director is vital to the overall success of the Group. The Board has a well established process to evaluate performance, which consists of questionnaires sent to each Director and certain Board Committee attendees and one-to-one meetings between the Chairman and each Director. The questionnaires consider the operation and performance of the Board and Board Committees and the performance of the Chairman and Committee chairmen, and the one-to-one meetings include discussions of individual performance and any knowledge gaps requiring training. The Non-executive Directors also meet separately under the chairmanship of the Senior Independent Director to consider the performance of the Chairman and to provide him with feedback.
During the year, the Group Chief Executive and Group Finance Director held regular meetings with institutional investors, fund managers and analysts to discuss information made public by the Group. In addition, the Chairman reminds major shareholders, in writing, of his availability (along with that of the Senior Independent Director or Non-executive Directors where required) should there be issues that shareholders wish to raise. To ensure that the Board is effectively informed of shareholder views, it receives biannual feedback from the Company’s brokers supplemented by the Group Head of Investor Relations. This ensures that all Board members, including the Non-executive Directors, are aware of the current views of major shareholders and of any outstanding issues they may have.
The principal method of communicating with the majority of shareholders is through the Annual Review. Shareholders may also attend the Company’s Annual General Meeting where they have the opportunity to question Directors on any issues relating to the management of the Company. The Group also runs a very successful Shareholder Networking Programme, which allows a small number of shareholders to visit operational sites and meet senior managers, Directors and the Chairman. More details of the Shareholder Networking Programme are on page 29.
Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards. A statement in respect of the differences between the Group’s governance practices and those required by the NYSE can be found on the Group website at www.nationalgrid.com/corporate/about+us.
Summary Directors’ Remuneration Report
We are pleased to present the Directors’ Remuneration Report for 2005/06. Our policy of relating pay to the performance of the Group continues to be a strong principle underlying the Remuneration Committee’s consideration of executive remuneration.
Last year we thoroughly reviewed our remuneration policies. As a result, we have established revised performance criteria for the Performance Share Plan (our long-term incentive plan) and introduced a Deferred Share Plan as part of the annual bonus plan. We no longer operate the Share Matching Plan. We believe this reflects best practice and aligns executive incentive plans as closely as possible with the Group’s strategic objectives and our shareholders’ interests generally.
Our main focus in 2005/06 has been to review pension arrangements to take account of UK legislative changes effective from April 2006. The modifications to pension provision are outlined below.
Overall, we believe that salary levels and the mix between fixed and variable compensation are appropriate and we will continue to review the remuneration package to ensure it remains so.
We are confident that our approach continues to align Executive Directors’ remuneration with the interests of shareholders generally, while maintaining the motivation and engagement of the team leading the Group.
Joint statement from chairmen, Remuneration Committee

John Grant	John Allan
(1 April 2005 to 28 February 2006)	(From 1 March 2006)
Role of Remuneration Committee and its terms of reference
The Remuneration Committee is responsible for developing Group policy on the Executive Directors’ remuneration and that of other senior employees of the Group, and provides direction over the operation of the Group’s share plans. The Remuneration Committee operates within terms of reference agreed by the Board, which are available on the Group’s website or on request from the Group. The Board has accepted all the recommendations made by the Remuneration Committee during the year.
Remuneration policy
The Remuneration Committee determines remuneration policies and practices with the aim of attracting, motivating and retaining high calibre Executive Directors and other senior employees to deliver value for shareholders and high levels of customer service, safety and reliability in an efficient and responsible manner. The Remuneration Committee sets remuneration policies and practices in line with best practice in the markets in which the Group operates. Remuneration policies are framed around the following key principles:
■	total rewards should be set at levels that are competitive in the relevant market;

Annual Review 2005/06 National Grid	Summary Directors’ Remuneration Report	23
■	a significant proportion of the Executive Directors’ total rewards will be performance based. These will be earned through the achievement of demanding targets for short-term business performance and personal performance, and long-term shareholder value creation; and
■	incentive plans, performance measures and targets should be structured to operate soundly throughout the business cycle. They should be prudent and aligned as closely as possible with shareholders’ interests.
Executive Directors’ remuneration
Remuneration packages for Executive Directors consist of salary, the annual bonus including the Deferred Share Plan, the Performance Share Plan (long-term incentive), all-employee share plans, pension contributions and non-cash benefits.
Salary
Salaries are reviewed annually and targeted broadly at the median position against the relevant market. In determining the relevant market, the Remuneration Committee takes account of the regulated nature of the majority of the Group’s operating activities along with the size, complexity and international scope of the business. In setting individual salary levels, the Remuneration Committee takes into account business performance, the individual’s experience in the role and salary practices prevailing for other employees in the Group.
Annual bonus including the Deferred Share Plan
Annual bonuses are based on achievement of a combination of demanding Group, individual and, where applicable, divisional targets. The principal measures of Group performance are adjusted earnings per share (EPS) and cash flow; the main divisional measures are divisional operating profit and divisional cash flow. Individual targets are set in relation to key operating and strategic objectives and include overriding measures of safety and customer service performance. The Remuneration Committee may use its discretion to reduce payments to take account of significant safety or service standard incidents, or increase them in the event of exceptional value creation.
In 2005/06, all Executive Directors participated in the annual bonus arrangements with a maximum bonus opportunity of 100% of base salary. One half of any bonus earned is automatically deferred into National Grid shares (ADSs for the US-based Executive Director) through the Deferred Share Plan. The shares (or ADSs) are held in trust for three years before release. During this time they are not owned by the Executive Directors and therefore no dividends are paid. The Remuneration Committee may, at the time of release of the shares, use its discretion to pay a cash amount equivalent to the value of the dividends that would have accumulated on the deferred shares.
The Remuneration Committee believes that requiring Executive Directors to invest a substantial amount of their bonus in National Grid shares ensures that Executive Directors share a significant level of personal risk with the Group’s shareholders.
In line with US market practice, the US-based Executive Director’s bonus is pensionable. Mike Jesanis also participates in the USA Goals Program, a bonus plan covering a large number of US-based employees that can pay up to 5.7% of salary on the achievement of certain earnings and performance targets.
Long-term Incentive
Performance Share Plan (PSP)
Executive Directors receive an award over shares which will vest subject to the achievement of performance conditions set by the Remuneration Committee at the date of grant. The value of shares constituting an award is subject to a maximum, for Executive Directors, of 125% of salary. Awards were made at the maximum percentage to Executive Directors in the year 2005/06. Shares vest after three years, subject to the satisfaction of the relevant performance criteria. Vested shares must then be held for a further year (the retention period) after which they are released. During the retention period, the Remuneration Committee has discretion to pay an amount, equivalent in cash or shares, to the dividend which would have been paid on the vested shares.
Awards made in June 2003 and June 2004 were based on the Group’s Total Shareholder Return (TSR) performance over a three-year period relative to the TSR performance of a group of comparator companies which included companies in the energy distribution sector including UK and international utilities. The performance condition for the June 2005 award was amended, following consultation with our major shareholders, so that 50% of any award is based on the Group’s TSR performance when compared to the FTSE 100 (as at 27 June 2005) and 50% is based on the annualised growth of the Group’s EPS.
In calculating TSR for the 2005 award, it is assumed that all dividends are reinvested. No shares will be released under the TSR part of the award if the Group’s TSR over the three-year performance period, when ranked against that of the FTSE 100 comparator group, falls below the median. For TSR at the median, 30% of those shares will be released; 100% will be released for upper target performance where National Grid’s TSR performance is 7.5% above that of the median company in the FTSE 100.
The EPS measure is calculated by reference to National Grid’s real EPS growth. Where annualised EPS growth exceeds RPI (the general index of retail prices for all items) by 3% (threshold performance), 30% will be released; 100% where EPS growth exceeds RPI growth by 6%. For performance for either target between threshold and upper target, the number of shares released is calculated on a straight-line basis.

24	Summary Directors’ Remuneration Report	Annual Review 2005/06 National Grid
No re-testing of performance is permitted for any of the PSP awards that do not vest after the three-year performance period. If the Remuneration Committee considers, in its absolute discretion, the underlying financial performance of the Group does not justify the vesting of awards, it can declare that some or all of the award lapses.
All-employee share plans
■	Sharesave: Employees resident in the UK, including Executive Directors, are eligible to participate in HM Revenue and Customs approved all-employee Sharesave schemes.
■	Share Incentive Plan (SIP): UK-based Executive Directors are eligible to participate in the SIP.
■	US Incentive Thrift Plan: The US-based Executive Director is eligible to participate in the Thrift Plan, a tax-advantaged savings plan (commonly referred to as a 401(k) plan) provided for employees of National Grid’s US companies.
Pensions
Current UK-based Executive Directors are provided with final salary pension benefits. The pension provisions for the UK-based Executive Directors are designed to provide a pension of one thirtieth of final salary at age 60 for each year of service subject to a maximum of two thirds of final salary, including any pension rights earned in previous employment. Within the pension schemes, the pensionable salary is normally the base salary in the 12 months prior to leaving the Company. Life assurance provision of four times pensionable salary and a spouse’s pension equal to two thirds of the Executive Director’s pension are provided on death.
UK-based Executive Directors who joined the Company after 31 May 1989 have been able to participate in an unfunded scheme in respect of those benefits earned on pay above the HM Revenue and Customs Earnings Cap. An appropriate provision in respect of the unfunded scheme has been made in the Company’s balance sheet.
In response to the new pensions taxation legislation which came into force on 6 April 2006 (A Day), the Remuneration Committee ensured the pension policy post A Day did not provide the Executive Directors with additional benefit accrual as a result of the change in pensions taxation. The current UK-based Executive Directors have elected to participate in the unfunded scheme in respect of any benefits in excess of the Lifetime Allowance or their Personal Lifetime Allowance. These Executive Directors are able to cease accrual in the pension schemes and take a 30% cash allowance in lieu of pension if they so wish in the future. These choices are in line with those offered to current senior employees in the Company, except the cash allowance varies depending upon organisational grade.
Mike Jesanis participates in a qualified pension plan and an executive supplemental retirement plan provided through National Grid’s US companies. These plans are non-contributory defined benefit arrangements. Benefits are calculated using a formula based on years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements takes into account salary, bonuses and incentive share awards (the Deferred Share Plan) but not share options or the PSP awards. The normal retirement age under the qualified pension plan is 65.
Non-cash benefits
The Group provides competitive benefits to Executive Directors, such as a fully expensed car or a cash alternative in lieu of car and fuel, use of a driver when required, private medical insurance and life assurance. UK-based Executive Directors with fewer than five years’ continuous service, who were previously Executive Directors of National Grid Group plc, are provided with long-term ill-health insurance. Business expenses incurred are reimbursed in such a way as to give rise to no benefit to the Director.
Flexible Benefits Plan
Additional benefits (eg healthcare and insurance products) may be purchased under the Flexible Benefits Plan (the Plan). In the UK, the Plan operates by way of salary sacrifice; the participants’ salaries are reduced by the monetary value used to purchase benefits under the Plan. One Executive Director, Steve Lucas, participates in this Plan and details of the impact on his salary are shown in Table 1.
A similar plan is offered to US-based employees. However, it is not a salary sacrifice plan and therefore does not affect salary values. Mike Jesanis participates in this plan.
Share ownership guidelines
Executive Directors are encouraged to build up and retain a shareholding of at least 100% of annual salary.
Executive Directors’ service contracts
Service contracts for all Executive Directors provide for one year’s notice by either party. The Remuneration Committee operates a policy of mitigation of losses in the event of an Executive Director’s employment being terminated by the Group. If this occurs, the departing Executive Director would be expected to mitigate any losses incurred as a result of the termination. Therefore, entitlement to the payment of 12 months’ remuneration on early termination is not automatic, but based on the circumstances of the termination.
Non-executive Directors’ remuneration
Non-executive Directors’ fees are determined by the Executive Directors. Non-executive Directors’ remuneration comprises an annual fee (£35,000) and a fee for each Board meeting attended (£1,500) with a higher fee for meetings held outside the Non-executive Director’s country of residence (£3,000). An additional fee is payable for chairmanship of a Board Committee and for holding the position of Senior Independent Director (£12,500). The Audit Committee chairman receives a chairmanship fee of £15,000 to recognise the additional responsibilities commensurate with this role. The Chairman is covered by the Company’s personal accident and private medical insurance

Annual Review 2005/06 National Grid	Summary Directors’ Remuneration Report	25
schemes and the Company provides him with life assurance cover, a car (with driver when appropriate) and fuel expenses. Non-executive Directors do not participate in the annual bonus plan or in any long-term incentive scheme, nor do they receive any pension benefits from the Group.
Non-executive Directors’ letters of appointment
The Chairman’s letter of appointment provides for a period of six months’ notice to give the Group reasonable security with regard to his service. The terms of engagement of Non-executive Directors other than the Chairman are also set out in letters of appointment. For all Non-executive Directors, their initial appointment and any subsequent reappointment is subject to election by shareholders.
Directors’ emoluments
The aggregate amount of emoluments paid to or receivable by Directors in respect of qualifying services in the year to 31 March 2006 was £6,534,000.

						Year
						ended
						31 March
Table 1: Executive Directors	Year ended 31 March 2006					2005
			Benefits	Benefits
		Annual	in kind	in kind
	Salary	bonus	(cash) (i)	(non-cash)	Total	Total
	£000s	£000s	£000s	£000s	£000s	£000s

R Urwin (ii) (iii)	765	734	–	19	1,518	1,125
S Holliday (ii) (iv) (v)	425	425	–	20	870	660
S Lucas (ii) (vi) (vii) (viii)	417	407	–	24	848	648
N Winser (ii) (ix)	385	366	–	20	771	531
M Jesanis (ii) (x) (xi) (xii)	469	385	7	13	874	446
E Astle (ii) (xiii)	400	336	12	11	759	622

Total	2,861	2,653	19	107	5,640	4,032

(i)	Benefits in kind comprise benefits such as a fully expensed car, driver, private medical insurance and life assurance.
(ii)	Each of the Executive Directors is accruing retirement benefits under a defined benefit pension arrangement. No Executive Director except Mike Jesanis participates in any money purchase pension arrangement through the Group (see (xii) below).
(iii)	Roger Urwin exercised four Share Match awards over 17,425 shares. The market price at the date of exercise was 528p and he was required to pay 100p per award. He also received £15,704 in respect of a cash payment in lieu of dividends on exercise of these Share Match awards.
(iv)	Steve Holliday’s salary was increased to £600,000 on 1 April 2006, on appointment to Deputy Group Chief Executive.
(v)	The total for 2005 for Steve Holliday includes, as disclosed last year, an additional ex gratia bonus of £80,000 paid on completion of the sales of four of the UK gas distribution networks.
(vi)	Steve Lucas participates in the Flexible Benefits Plan which operates by way of salary sacrifice, therefore his salary is reduced by the value of the benefits he has purchased. The value of these benefits (£3,050) is included in the benefits in kind (non-cash) figure.
(vii)	Steve Lucas exercised a Sharesave option granted at 350p over 2,700 shares. The market price at the date of exercise was 603p.
(viii)	In November 2005 101,057 shares, at a market price of 511.53p were automatically released at no cost to Steve Lucas under the Lattice Long Term Incentive Scheme.
(ix)	Nick Winser exercised a Share Match award over 2,509 shares. The market price at the date of exercise was 598p and he was required to pay 100p in total. He also received £1,976 in respect of a cash payment in lieu of dividends on exercise of the Share Match award. Nick Winser also exercised Executive Share Option awards as follows: 10,633 shares with an exercise price of 375.75p and market price on exercise of 610.5p; 47,236 shares with an exercise price of 455.25p and market price on exercise of 610.5p; and 37,383 shares with an exercise price of 481.5p and market price on exercise of 598p.
(x)	Mike Jesanis’s values use an exchange rate averaged over the year 1 April 2005 to 31 March 2006, of US$1.79:£1. The exchange rate for the previous year was US$1.87:£1.
(xi)	Mike Jesanis’s bonus includes a payment worth £4,787 in respect of his participation in the USA Goals Program (described on page 23).
(xii)	The Group made contributions in the US worth £6,058 to a money purchase pension arrangement in respect of Mike Jesanis’s Thrift Plan participation. The exchange rate used, as at 31 March 2006, was US$1.74:£1.
(xiii)	Edward Astle exercised an Executive Share Option over 74,841 shares with an exercise price of 434.25p and market price on exercise of 594.5p. He also exercised a Sharesave option granted at 397p over 2,392 shares. The market price at the date of exercise was 527p.

				Year
				ended
				31 March
Table 2: Non-executive Directors	Year ended 31 March 2006			2005
		Other
		emolu-
	Fees	ments	Total	Total
	£000s	£000s	£000s	£000s

Sir J Parker (i)	400	45	445	406
K Harvey	67	–	67	58
J Allan (ii)	45	–	45	–
J Grant	67	–	67	65
P Joskow	74	–	74	73
S Pettit	68	–	68	58
M Richter	61	–	61	66
G Rose	67	–	67	61

Total	849	45	894	787

(i)	Sir John Parker’s other emoluments comprise benefits in kind such as a fully expensed car, driver, private medical insurance and life assurance.
(ii)	John Allan’s appointment to the Board was effective from 1 May 2005 and he became chairman of the Remuneration Committee on 1 March 2006.
Performance graph
The graph below represents the comparative TSR performance of the Group from 31 March 2001 to 31 March 2006. For the period before the merger of National Grid Group plc and Lattice Group plc, the TSR shown is that of National Grid Group plc.
Source: Datastream
This graph represents the Group’s performance against the performance of the FTSE 100 index, which is considered suitable for this purpose as it is a broad equity market index of which National Grid is a constituent. This graph has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985.
In drawing this graph it has been assumed that all dividends have been reinvested. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30-day period up to and including that date.

26	Summary Financial Statement	Annual Review 2005/06 National Grid
Summary Group Income Statement
for the years ended 31 March

Annual Review 2005/06 National Grid	Summary Financial Statement	27
Summary Group Balance Sheet
at 31 March
Note to Summary Financial Statement
Difference between IFRS and US accounting principles
The Group prepares its accounts in accordance with IFRS, which differs in certain respects from US GAAP. The significant adjustments necessary to restate net income and equity shareholders’ funds in accordance with US GAAP are set out below:

	2006	2005
Net income	£m	£m

Profit for the year attributable to equity shareholders under IFRS	3,848	1,424

Adjustments to conform with US GAAP
Depreciation of property, plant and equipment	(127)	(233)
US regulatory accounting	(269)	(246)
Pensions and other post-retirement benefits	(56)	2
Financial instruments	(130)	254
Severance costs	(63)	62
Revenue recognition	(48)	13
Amortisation of intangibles	(2)	(2)
Interest on discounted provisions	(14)	–
Deferred taxation	208	28
Discontinued operations	(2,037)	–
Other	(3)	2
Total US GAAP adjustments	(2,541)	(120)

Net income under US GAAP	1,307	1,304

Basic earnings per share	48.2p	48.2 p

Diluted earnings per share	48.0p	47.9 p

	2006	2005
Total shareholders' equity	£m	£m

Total shareholders’ equity under IFRS	3,482	2,111
Adjustments to conform with US GAAP
Property, plant and equipment fair value adjustments	2,162	3,116
Goodwill	2,689	4,027
US regulatory accounting	2,702	2,746
Pensions and other post-retirement benefits	886	944
Financial instruments	119	117
Severance liabilities	2	65
Revenue recognition	(42)	6
Intangible assets	28	30
Provisions	(154)	(130)
Non-reversal of impairments	(39)	(29)
Deferred taxation	(2,090)	(2,441)
Other	2	29
Total US GAAP adjustments	6,265	8,480

Shareholders’ equity under US GAAP	9,747	10,591

28	Basis of Preparation and Accounting Policies, Auditors’ Statement and Independent Verifier’s Statement	Annual Review 2005/06 National Grid
Basis of Preparation and Accounting Policies
The Summary Financial Statement represents an abridged version of the financial statements in the National Grid Annual Report and Accounts 2005/06, which are prepared on the basis of International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). A reconciliation of net income and equity shareholders’ funds from IFRS to US GAAP is shown in the note to the Summary Financial Statement.
Adoption of International Financial Reporting Standards
With effect from 1 April 2005, National Grid plc is required to report its consolidated financial statements in accordance with IFRS. The tables below present the impact of conversion from UK generally accepted accounting principles (UK GAAP) to IFRS on profit for the year ended 31 March 2005 and net assets at 31 March 2005.

For the year ended 31 March 2005	£m

Profit for the year before minority interests under UK GAAP	907
IFRS measurement adjustments
Replacement expenditure	236
Derecognition of regulatory assets	151
Goodwill amortisation	109
Amortisation of intangible assets other than goodwill	(4)
Pensions and other post-retirement benefits	41
Deferred taxation	(11)
Other adjustments	(6)
516
IFRS presentation adjustments
Non-equity minority interests	(2)
Share of results of joint ventures	3
1

Profit for the year under IFRS	1,424
Less: profit for the year under IFRS – discontinued operations	(304)

Profit for the year under IFRS – continuing operations	1,120

At 31 March 2005	£m

Net assets under UK GAAP	1,391
IFRS measurement adjustments
Replacement expenditure	3,014
Derecognition of regulatory assets	(1,587)
Goodwill	28
Intangible assets other than goodwill	99
Pensions and other post-retirement benefits	(1,149)
Deferred taxation	(95)
Proposed final dividend	469
Other adjustments	(27)
752
IFRS presentation adjustments
Non-equity minority interests	(22)

Net assets under IFRS	2,121

Amounts shown above are net of any related deferred tax on the underlying IFRS adjustment.
Explanations of the UK GAAP to IFRS adjustments have been provided in the Group’s Annual Report and Accounts 2005/06, available on the Group’s website on www.nationalgrid.com.
Independent Auditors’ Statement to the Members of National Grid plc
We have examined the Summary Financial Statement of National Grid plc, which comprises the Summary Group Income Statement, Summary Group Balance Sheet, Summary Directors’ Report and Summary Directors’ Remuneration Report.
Respective responsibilities of Directors and Auditors:
The Directors are responsible for preparing the summarised Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the summarised Annual Review with the annual financial statements, the Directors’ Report and the Directors’ Remuneration Report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985, and the regulations made thereunder. We also read the other information contained in the summarised Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement. This statement, including the opinion, has been prepared for, and only for, the Company’s members in accordance with Section 251 of the United Kingdom Companies Act 1985, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Basis of opinion:
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the summary financial statement’, issued by the Auditing Practices Board for use in the United Kingdom.
Opinion:
In our opinion the Summary Financial Statement is consistent with the annual financial statements, the Directors’ Report and the Directors’ Remuneration Report of National Grid plc for the year ended 31 March 2006 and complies with the applicable requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder.
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, 17 May 2006
Independent Verifier’s Statement on Corporate Responsibility
National Grid has asked URS Verification Ltd (URSVL) to undertake third party assurance of the corporate responsibility elements of the Annual Report and Accounts 2005/06 and Annual Review 2005/06. Information on the scope of URSVL’s assurance activities and its opinion may be found on page 90 of the Annual Report and Accounts 2005/06 and on the Group’s website, www.nationalgrid.com/corporate/Our+Responsibility/ Assurance.
Belinda Howell, Director
For and on behalf of URS Verification Ltd
London, May 2006

Annual Report and Accounts 2005/06 National Grid	Shareholder Information	29
Shareholder Information
Annual Report and Accounts
National Grid shareholders will receive an Annual Review each year unless they have requested the Annual Report and Accounts. If you wish to receive the Annual Report and Accounts, a larger document containing the full accounts and notes to the accounts and more detailed information on the business, you should contact Capita Registrars.
For the assistance of visually impaired shareholders, audio tape, braille and large print versions of the Annual Review are available. If you wish to receive any of these documents, please contact Capita Registrars.
Duplicate accounts
If you received two or more copies of the Annual Review and multiple cheques for each dividend payment, you will have more than one shareholder account.
To receive just one Annual Review and one cheque for each dividend payment, please contact Capita Registrars and ask to amalgamate your accounts.
Dividends
National Grid normally pays dividends twice each year: an interim dividend in January and a final dividend in August.
Choosing to have dividends paid directly into your chosen bank or building society account means that: money will be available on the day of payment; there will be no delay paying cheques into your account; cheques cannot be lost; and a tax voucher is still provided for your records.
Over 530,000 National Grid shareholders already choose to have dividends paid to them directly. To request direct payment of your dividends, please contact Capita Registrars.
Dividend reinvestment plan
A dividend reinvestment plan (DRIP) has now been introduced that will allow participating shareholders to use dividend payments to purchase additional shares in National Grid. The DRIP will begin operation from the payment of the 2005/06 final dividend payment in August 2006. Shareholders wishing to participate should contact Capita Registrars.
Share dealing
A low-cost share dealing service is available from Capita Registrars, allowing you to buy and sell National Grid shares by telephone and online. Trading by telephone or online allows you to know the price of the shares at the time you deal.
For more information, please call 0870 458 4577 (8am – 4.30pm) or visit www.capitadeal.com.
A postal dealing service is also available. For a postal dealing form, please call 0870 162 3116.
These details are provided for information only and any action you take is at your own risk. If you have any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.
Individual Savings Accounts (ISAs)
ISAs for National Grid shares are available from Stocktrade. Options include: National Grid Maxi stocks and shares ISA; and National Grid Mini stocks and shares ISA. Further information may be obtained from the Account Manager:
Stocktrade,
81 George Street, Edinburgh EH2 3ES
Telephone: 0131 240 0443
Website: www.stocktrade.co.uk/NGT_Sharedealing/sharedealing_main.htm
You may also consolidate other PEPs and ISAs by transferring them to your National Grid account. National Grid cannot advise you on what action, if any, you should take.
ShareGift
If you hold only a few shares and feel that it would be uneconomical or just not worthwhile to sell them, you could consider donating your shares to charity.
ShareGift is an independent registered charity (no. 1052686) that provides a free service for shareholders wishing to give small holdings of shares to benefit charitable causes. There are no capital gains tax implications (ie no gain or loss) on gifts of shares to charity and it is also possible to obtain income tax relief. Since its launch in 1996, ShareGift has been able to give millions of pounds to hundreds of different UK charities.
Further information can be obtained at www.ShareGift.org or from Capita Registrars.
Shareholder Networking
National Grid continues to operate its Shareholder Networking Programme allowing shareholders to learn more about the business by visiting operational sites and meeting Directors, senior managers and staff.
These visits allow us to explain the business to shareholders in person and for shareholders to ask any questions about the Group. This year’s visit is planned for early December.
If you would like to take part in this visit, please write to:
Shareholder Networking Organiser,
National Grid House, Warwick Technology Park, Gallows Hill,
Warwick CV34 6DA
Participants will be selected from those applying, with priority given to those who have not previously attended.
Website
More information about National Grid is available on the Group website at www.nationalgrid.com, and includes: current and historical share price information; previous Annual Reports and Accounts; and information about each of the Group businesses.

Capita Registrars

Telephone: 0870 242 2379 (from outside the UK +44 20 7098 1198) Email: nationalgrid@capitaregistrars.com Website: www.nationalgrid.com/shareholders
Financial calendar
The following dates have been announced or are indicative of future dates:

7 June 2006	Ordinary shares ex-dividend

9 June 2006	Ordinary share 2005/06 final dividend record date

12 July 2006	DRIP application deadline 2005/06 final dividend

31 July 2006	2006 Annual General Meeting

7 Aug 2006	B share continuing dividend payment date

8 Aug 2006	Further repurchase of B shares as elected

23 Aug 2006	Ordinary share 2005/06 final dividend payment date

16 Nov 2006	2006/07 interim results

29 Nov 2006	Ordinary shares ex-dividend

1 Dec 2006	Ordinary share 2006/07 interim dividend record date

8 Dec 2006	DRIP application deadline 2006/07 interim dividend

24 Jan 2007	Ordinary share 2006/07 interim dividend payment date

May 2007	2006/07 preliminary results

June 2007	Ordinary shares ex-dividend

June 2007	Ordinary share 2006/07 final dividend record date

July 2007	DRIP application deadline 2006/07 final dividend

July 2007	2007 Annual General Meeting

Aug 2007	B share continuing dividend payment date

Aug 2007	Final repurchase of B shares as elected

Aug 2007	Conversion of remaining B shares

Aug 2007	Ordinary shares 2006/07 final dividend payment date

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National Grid plc
1-3 Strand, London WC2N 5EH, United Kingdom
Registered in England and Wales No. 4031152
UK Shareholder enquiries: 0870 242 2379
US Shareholder enquiries: 1-800-466-7215
www.nationalgrid.com
The Bank of New York

Telephone: 1-800-466-7215 (for international calls +1-212-815-3700) Email: shareowners@bankofny.com Website: www.adrbny.com
Queries – ordinary shareholders
Any queries from holders of ordinary shares should be directed to Capita Registrars:
National Grid Share Register,
Capita Registrars,
Northern House,
Woodsome Park,
Fenay Bridge,
Huddersfield HD8 0LA
Telephone: 0870 242 2379
(from outside the UK +44 20 7098 1198)
Textphone: 18001 0870 242 2379
Fax: 0870 240 1286
(from outside the UK +44 1484 600 702)
Email: nationalgrid@capitaregistrars.com
Website: www.nationalgrid.com/shareholders
Queries – American Depositary Shares
Any queries from holders of American Depositary Shares should be directed to The Bank of New York:
The Bank of New York,
Shareholders Correspondence,
PO Box 11258,
Church Street Station,
New York NY 10286-1258
Telephone: 1-800-466-7215
(for international calls +1-212-815-3700)
Email: shareowners@bankofny.com
Website: www.adrbny.com
Cautionary Statement
This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, including those required to complete the announced US acquisitions when or as planned, unseasonable weather affecting demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this document include the ability to integrate the businesses relating to the announced US acquisitions with the Group and realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the impact of the sales of businesses by the Group, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of our pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see our filings with and submissions to the US Securities and Exchange Commission (and in particular the ‘Risk Factors’ and ‘Operating and Financial Review’ sections in our most recent Annual Report on Form 20-F). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Except as required by law or regulation, National Grid does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

National Grid plc
By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 20 June 2006